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06017228

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sims Group Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

FILE NO. 82- 03838 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/2/06

Exemption No 82-3838

ARLS
6-30-06

SIMS GROUP LIMITED

ABN 69 114 838 630

Preliminary Final Report
given to the ASX under listing rule 4.3A

30 JUNE 2006

Appendix 4E

Preliminary final report

Name of entity
SIMS GROUP LIMITED

ACN or ARBN	Financial year ended
69 114 838 630	**30 June 2006**

For announcement to the market

		A$'000
Revenue from ordinary activities (*item 1.1*)	Up 46.1% to	**3,756,614**
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22)*	Down 0.2% to	**196,646**
Profit (loss) from extraordinary items after tax attributable to to members (*item 2.5)*	(gain) loss of	-
Net profit (loss) for the period attributable to members (*item 1.11*)	Down 0.2% to	**196,646**

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(item 13.4)*	60.0¢	51%
Previous corresponding period *(item 13.5)* Final dividend *(additional special dividend)*	70.0¢ 20.0¢	60% 60%

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (*item 13.2*): 6 October 2006

Brief explanation of any of the figures reported above and any short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Not applicable

SIMS GROUP LIMITED

	Condensed consolidated statement of financial performance	Current period 30 Jun 06 A$'000	Previous corresponding period 30 Jun 05 A$'000
1.1	Revenue from ordinary activities *(items 1.23 - 1.25)*	3,756,614	2,570,846
1.2	Expenses from ordinary activities *(item 1.26)*	(3,455,529)	(2,283,391)
1.3	Borrowing costs expense	(18,360)	(5,834)
1.4	Shares of net profits from associates and joint venture entities *(item 14.7)*	2,874	2,626
1.5	**Profit (loss) from ordinary activities before income tax expense**	285,599	284,247
1.6	Income tax expense on ordinary activities	(88,953)	(87,216)
1.7	**Profit (loss) from ordinary activities after related income tax expense**	196,646	197,031
1.8	Profit (loss) from extraordinary items after tax *(item 2.5)*	-	-
1.9	**Net profit (loss)**	196,646	197,031
1.10	Net profit (loss) attributable to outside equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	196,646	197,031
1.12	Increase (decrease) in revaluation reserves	27,465	27,876
1.13	Net exchange differences recognised in equity	17,764	(24,699)
1.14	Other revenue, expenses and initial adjustments recognised directly in equity		
	Defined benefit plan actuarial gain / (loss) (net of tax)	3,869	(5,117)
	Changes in fair value of cash flow hedges (net of tax)	383	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity *(items 1.12 - 1.15)*	49,481	(1,940)
1.17	**Total changes in equity attributable to members other than those resulting from transactions with owners in their capacity as owners**	246,127	195,091

	Earnings per security (EPS)	Current period	Previous corresponding period
1.18	Basic EPS	174.2¢	216.3¢
1.19	Diluted EPS	173.7¢	216.1¢
	Basic and diluted EPS for the previous corresponding period under previous AGAAP were 206.3c and 206.0c respectively.		

SIMS GROUP LIMITED

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members	Current period 30 Jun 06 A$'000	Previous corresponding period 30 Jun 05 A$'000
1.20 Profit from ordinary activities after tax *(item 1.7)*	196,646	197,031
1.21 Less (plus) outside equity interests	-	-
1.22 Profit (loss) from ordinary activities after tax attributable to members	196,646	197,031

Revenue and expenses from ordinary activities	Current period 30 Jun 06 A$'000	Previous corresponding period 30 Jun 05 A$'000
1.23 Revenue from sales of goods and services	3,752,407	2,565,047
1.24 Interest revenue	2,047	468
1.25 Other relevant revenue	2,160	5,331
	3,756,614	2,570,846
1.26 Details of relevant expenses		
Raw materials and finished goods included in cost of sales	2,471,870	1,625,441
Freight expense	373,153	249,701
Employee benefits expense	238,386	191,606
Depreciation and amortisation expense	41,505	32,784
Repairs and maintenance expense	92,415	64,862
Other expenses from ordinary activities	238,200	118,997
	3,455,529	2,283,391

Capital outlays		
1.27 Interest costs capitalised in asset values	-	-
1.28 Outlays capitalised in intangibles (unless arising from an acquisition of a business)	-	-

Consolidated retained profits	Current period 30 Jun 06 A$'000	Previous corresponding period 30 Jun 05 A$'000
1.29 Retained profits (accumulated losses) at the beginning of the financial period	270,752	192,133
1.30 Net profit (loss) attributable to the members *(item 1.11)*	196,646	197,031
1.31 Net transfers from (to) reserves *(details if material)*	-	-
1.32 Net effect of changes in accounting policies	-	-
1.33 Dividends and other equity distributions paid	(128,310)	(118,412)
1.34 Retained profits at end of financial period	339,088	270,752

Intangible and extraordinary items

	CONSOLIDATED Current period to 30 Jun 06			
	Before tax A$'000	Related tax A$'000	Related outside equity interests A$'000	Amount (after tax) attributable to members A$'000
2.1 Amortisation of goodwill	-	-	-	-
2.2 Write off of goodwill in joint venture	-	-	-	-
2.3 **Total amortisation of intangibles**	-	-	-	-
2.4 Extraordinary items Details	-	-	-	-
2.5 **Total extraordinary items**	-	-	-	-

Comparison of half year profits

	Current period A$'000	Previous corresponding period A$'000
3.1 Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year *(item 1.22 in the half yearly report)*	67,961	108,534
3.2 Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year	128,685	88,497

SIMS GROUP LIMITED

Condensed consolidated statement of financial position

		AIFRS		
		At end of current period 30 Jun 06 A$'000	Previous corresponding period 30 Jun 05 A$'000	As in last half-yearly report 31 Dec 05 A$'000
	Current assets			
4.1	Cash and cash equivalents	15,800	46,008	42,524
4.2	Receivables	356,019	214,194	404,992
4.3	Inventories	333,187	150,956	262,517
4.4	Derivative financial instruments	903	-	1,043
4.5	Assets classified as held for sale - land and buildings	5,733	-	-
4.6	**Total current assets**	711,642	411,158	711,076
	Non-current assets			
4.7	Receivables	-	5,794	5,368
4.8	Investments accounted for using the equity method	21,761	10,272	13,212
4.9	Other financial assets	-	-	-
4.10	Property, plant and equipment	590,668	337,687	558,375
4.11	Deferred tax assets	34,693	23,416	20,182
4.12	Intangibles (net)	579,075	110,002	557,988
4.13	**Total non-current assets**	1,226,197	487,171	1,155,125
4.14	**Total assets**	1,937,839	898,329	1,866,201
	Current liabilities			
4.15	Payables	341,752	182,469	323,277
4.16	Interest bearing liabilities	-	-	-
4.17	Derivative financial instruments	1,263	-	294
4.18	Current tax liabilities	22,343	31,627	19,141
4.19	Provisions	20,881	15,476	13,826
4.20	**Total current liabilities**	386,239	229,572	356,538
	Non-current liabilities			
4.21	Interest bearing liabilities	301,459	98,946	404,307
4.22	Deferred tax liabilities	28,744	20,534	19,218
4.23	Provisions	19,782	9,628	20,854
4.24	Retirement benefit obligations	4,830	22,193	10,320
4.25	**Total non-current liabilities**	354,815	151,301	454,699
4.26	**Total liabilities**	741,054	380,873	811,237
4.27	**Net assets**	1,196,785	517,456	1,054,964
	Equity			
4.28	Capital/contributed equity	780,108	220,665	765,091
4.29	Reserves	77,589	26,039	33,489
4.30	Retained profits	339,088	270,752	256,384
4.31	**Equity attributable to members of the parent entity**	1,196,785	517,456	1,054,964
4.32	Outside equity interests in controlled entities	-	-	-
4.33	**Total equity**	1,196,785	517,456	1,054,964

SIMS GROUP LIMITED

Consolidated statement of cash flows		Current period 30 Jun 06 A$'000	Previous corresponding period 30 Jun 05 A$'000
	Cash flows related to operating activities		
5.1	Receipts from customers (inclusive of goods and services tax)	3,732,075	2,682,485
5.2	Payments to suppliers and employees (inclusive of goods and services tax)	(3,412,100)	(2,400,591)
5.3	Dividends received from associates	-	-
5.4	Other dividends received	-	-
5.5	Interest received	2,047	468
5.6	Interest paid	(18,360)	(5,834)
5.7	Income taxes paid	(95,091)	(83,721)
5.8	Other	-	-
5.9	**Net cash inflows from operating activities**	208,571	192,807
	Cash flows related to investing activities		
5.10	Payment for purchases of property, plant and equipment	(76,481)	(62,502)
5.11	Proceeds from sale of property, plant and equipment	2,021	4,081
5.12	Payment for purchases of equity investments and businesses	-	-
5.13	(Payments)/proceeds from sale of controlled entities, equity and other investments and businesses	(28,515)	(54,694)
5.14	Loans to other entities	-	(2,027)
5.15	Loans repaid by other entities	-	-
5.16	Other	-	-
5.17	**Net cash outflows from investing activities**	(102,975)	(115,142)
	Cash flows related to financing activities		
5.18	Proceeds from issues of securities (shares, options, etc)	1,309	-
5.19	Proceeds from borrowings	337,801	178,705
5.20	Repayment of borrowings	(363,988)	(112,096)
5.21	Dividends paid	(113,292)	(118,412)
5.22	Other - Payment for shares under share buy-back	-	-
5.23	**Net financing cash flows**	(138,170)	(51,803)
5.24	**Net increase (decrease) in cash held**	(32,574)	25,862
5.25	Cash at beginning of the financial year *(see Reconciliation of cash)*	46,008	20,107
5.26	Exchange rate adjustments to item 5.25	2,366	39
5.27	**Cash at end of financial year** *(see Reconciliation of cash - Item 6.5)*	15,800	46,008

Exemption No 82-3838

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Sims Group Limited

ACN/ARSN

1. Details of substantial holder (1)

Name: M&G Investment Management Limited
M&G Limited
M&G Group Limited
Prudential Plc

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on: 18 August 2006

The previous notice was given to the company on: 06 July 2006

The previous notice was dated: 06 July 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Security (4)	Previous Notice		Present Notice	
	Person's votes	Voting Power (5)	Person's votes	Voting Power (5)
Ordinary	10,002,028	8.03%	11,335,028	9.09%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential Plc	PLEASE SEE ANNEX 1 (Below)			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential Plc	Chase Nominees Ltd	Chase Nominees Ltd	Power to exercise or control the exercise of, a right to vote attached to the securities Power to dispose of, or control the exercise of a power to dispose of, the securities	4,573,200
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential Plc	Nortrust Noms Ltd A/C MEJ01	Nortrust Noms Ltd A/C MEJ01		5,259,800
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential Plc	Nortrust Noms Ltd A/C MEN01	Nortrust Noms Ltd A/C MEN01		1,500,000

M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential Plc	Nortrust Noms Ltd	Nortrust Noms Ltd		2,028

5. Changes in association

The persons who have been associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and CAN/ARSN (if applicable)	Nature of association
No change	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
M&G Investment Management Limited	Laurence Pountney Hill, London EC4R 0HH, England
M&G Limited	Laurence Pountney Hill, London EC4R 0HH, England
M&G Group Limited	Laurence Pountney Hill, London EC4R 0HH, England
Prudential Plc	Laurence Pountney Hill, London EC4R 0HH, England
Chase Nominees Ltd	125 London Wall, London EC2Y 5AJ, England
Nortrust Nominees	The Northern Trust Company, 50 Bank Street, Canary Wharf, London E14 5NQ, England

Signature

print name Emma Thompson

capacity Notifiables Administrator

sign here Emma Thompson

date 22-August-2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annex 1: Transactions: 6 July 2006 to 18 August 2006

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	Ord NPV
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential plc, (Nortrust Noms Ltd A/C MEJ01)	07-JUL-06 19-JUL-06 20-JUL-06 25-JUL-06 14-AUG-06 15-AUG-06 18-AUG-06	2,001,577 2,823,977 1,909,371 3,773,968 2,734,023 3,623,939 2,000,589		100,000 150,000 100,000 200,000 150,000 200,000 109,800
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential plc, (Chase Nominees Ltd)	07-AUG-06 08-AUG-06 09-AUG-06 18-AUG-06	711,823 2,170,833 1,900,314 1,333,726		37,028 112,972 100,000 73,200

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme **SIMS GROUP LIMITED**

ACN/ARSN **008 634 526**

1. Details of substantial holder (1)

Name **PERPETUAL LIMITED and subsidiaries**

ACN (if applicable) **000 431 827**

There was a change in the interests of the Substantial holder on _17_/_08_/_2006__

The previous notice was given to the company on _08_/_08_/_2006__

The previous notice was dated _03_/_08_/_2006__

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	**13,509,300**	**10.85%**	**12,008,610**	**9.63%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name **JOANNE HAWKINS** Capacity **COMPANY SECRETARY**

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001
GSF	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
ICAS	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICIS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICSC	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
PCEF	RBC Dexia Investor Services AUST Noms Pty Limited Account Code: PICEF GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIBIAS	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5424 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code PIWGAF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Global Australia Nominees Pty Limited ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Global Australia Nominees Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWQLS	UBS Nominee Pty Ltd ACF: Perpetual QI Long Short Fund Account code: PIWQLS RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PMISF1	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMISF1 A/C> GPO Box 5424 Sydney NSW 2001

PMISF2	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5424 Sydney NSW 2000	RBC Dexia Investor Services AUST Noms Pty Limited <PMISF2 A/C> GPO Box 5424 Sydney NSW 2001
PMISFJ	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISF3 GPO Box 5424 Sydney NSW 2000	RBC Dexia Investor Services AUST Noms Pty Limited <PMISFJ A/C> GPO Box 5424 Sydney NSW 2001
PMSCA	RBC Dexia Investor Services AUST Noms Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PMWSCM	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Companies (M) Account Code: PIWSCM GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMWSCM A/C> GPO Box 5424 Sydney NSW 2001
PMWSCS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Companies (S) Account Code: PIWSCS GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMWSCS A/C> GPO Box 5424 Sydney NSW 2001
PMWSRF	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMWSRF A/C> GPO Box 5424 Sydney NSW 2001
PPSF	RBC Dexia Investor Services AUST Noms Pty Limited ATF: Perpetual James Fielding Wholesale Property Securities Fund Account Code: PIPSF GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PWSCF	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:

ALL 'SS' CODES	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account. Account Code: PIAMC RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund. Account Code: PIARF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd. ACF: Commonwealth Aust Shares Fund 4. Account Code:PICISF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS04 GPO Box 764G, Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF NSW Treasury Corporation Account Code: PINSWT RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P.O. Box R209 Royal Exchange Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury. Account Code: PIACT RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PICATS	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Catholic Superannuation Fund Account Code: PICATS GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C CDPMUT/8536-28 5th Floor South 271 Collins Street Melbourne VIC 3000
PIEFM6	Cogent Nominees Pty Ltd ACF EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C WTXME6 P.O. Box R209 Royal Exchange Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Dexia Investor Services AUST Noms Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	Permanent Trustees Australia Ltd ACF: PI United Sector Leaders Property Fund. Account Code: SMF0024 RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225
PIMIT	Guardian Trust Australia Ltd ACF: Perpetual Cogent James Fielding Meridian Investment Trust Account code PIMIT RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Dexia Investor Services AUST Noms Pty Limited ACF: SAS Trustee Corporation. Account Code: PISTCF GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7 Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS11 GPO Box 764G Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7 Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001

PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C: 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424, Sydney NSW 2000	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTCO	Perpetual Trustee Co. Limited Account Code: PTPCO RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5424 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTPQLD RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
QITE2	RBC Dexia Investor Services AUST Noms Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5424 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
SMF	Permanent Trustees Australia Ltd ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001

T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

ANNEXURE 2

PRESENT RELEVANT INTERESTS

Summary (Perpetual Trustees)

File

SGM (Sims Group Limited) | Portfolios

Portfolio	Fund	Holdings
AMCORP	PM	267,983
ARF	PM	1,128,076
GSF	PM	2,532,386
ICAS	PM	536,963
ICSC	PM	127,968
NSWTC	PM	435,182
PCEF	PM	1,203,490
SMF	PM	181,978
TEL	PM	955,266
PMCBUS	PM	654,147
PMHOST	PM	266,344
PMSTA	PM	630,751
PMCGSF	PM	410,991
PMWSRF	PM	410,007
PMWSCM	PM	99,662
PIWGAF	PM	939,892
PIWSPF	PM	117,870
PIACT	PM	189,858
PIFIJI	PM	85,845
SSCEF	SS	88,039
PIHEST	PM	471,469
PCCEF	PC	81,081
PICATS	PM	191,944
PIEATF	PM	1,418

ANNEXURE 3

CHANGES IN RELEVANT INTERESTS

Account	Security		Volume		Value		Price	AsAtDate
AMCORP	SGM	-	6,712	-	128,880	$	19.20	04/08/2006
AMCORP	SGM	-	9,042	-	171,382	$	18.95	09/08/2006
AMCORP	SGM	-	2,541	-	45,738	$	18.00	15/08/2006
AMCORP	SGM	-	2,414	-	43,610	$	18.07	15/08/2006
AMCORP	SGM	-	7,116	-	128,612	$	18.07	15/08/2006
AMCORP	SGM	-	8,231	-	148,158	$	18.00	16/08/2006
AMCORP	SGM	-	2,673	-	48,126	$	18.00	16/08/2006
AMCORP	SGM	-	143	-	2,567	$	17.95	17/08/2006
ARF	SGM	-	18,556	-	356,303	$	19.20	04/08/2006
ARF	SGM	-	36,656	-	694,778	$	18.95	09/08/2006
ARF	SGM	-	10,697	-	192,546	$	18.00	15/08/2006
ARF	SGM	-	10,162	-	183,580	$	18.07	15/08/2006
ARF	SGM	-	29,951	-	541,325	$	18.07	15/08/2006
ARF	SGM	-	34,697	-	624,546	$	18.00	16/08/2006
ARF	SGM	-	11,273	-	202,965	$	18.00	16/08/2006
ARF	SGM	-	620	-	11,130	$	17.95	17/08/2006
GSF	SGM	-	1	-	18	$	18.07	15/08/2006
GSF	SGM	-	16,831	-	302,132	$	17.95	17/08/2006
ICAS	SGM	-	8,686	-	166,784	$	19.20	04/08/2006
ICAS	SGM	-	18,468	-	350,042	$	18.95	09/08/2006
ICAS	SGM	-	3,957	-	71,484	$	18.07	15/08/2006
ICAS	SGM	-	4,166	-	74,988	$	18.00	15/08/2006
ICAS	SGM	-	11,664	-	210,812	$	18.07	15/08/2006
ICAS	SGM	-	3,533	-	63,610	$	18.00	16/08/2006
ICAS	SGM	-	10,878	-	195,804	$	18.00	16/08/2006
ICAS	SGM	-	292	-	5,242	$	17.95	17/08/2006
NSWTC	SGM	-	7,173	-	137,732	$	19.20	04/08/2006
NSWTC	SGM	-	14,153	-	268,256	$	18.95	09/08/2006
NSWTC	SGM	-	3,927	-	70,942	$	18.07	15/08/2006
NSWTC	SGM	-	11,573	-	209,167	$	18.07	15/08/2006
NSWTC	SGM	-	4,133	-	74,394	$	18.00	15/08/2006
NSWTC	SGM	-	4,468	-	80,444	$	18.00	16/08/2006
NSWTC	SGM	-	13,755	-	247,590	$	18.00	16/08/2006
NSWTC	SGM	-	236	-	4,236	$	17.95	17/08/2006
PCCEF	SGM	-	812	-	15,558	$	19.16	08/08/2006
PCCEF	SGM	-	939	-	17,798	$	18.95	09/08/2006
PCCEF	SGM	-	940	-	16,981	$	18.07	15/08/2006
PCCEF	SGM	-	2,770	-	50,064	$	18.07	15/08/2006
PCCEF	SGM	-	989	-	17,802	$	18.00	15/08/2006
PCCEF	SGM	-	610	-	10,983	$	18.00	16/08/2006
PCCEF	SGM	-	1,877	-	33,786	$	18.00	16/08/2006
PIFIJI	SGM	-	1,796	-	34,486	$	19.20	04/08/2006
PIFIJI	SGM	-	75	-	1,437	$	19.16	08/08/2006
PIFIJI	SGM	-	2,121	-	40,201	$	18.95	09/08/2006
PIFIJI	SGM	-	1,953	-	35,298	$	18.07	15/08/2006
PIFIJI	SGM	-	697	-	12,546	$	18.00	15/08/2006
PIFIJI	SGM	-	663	-	11,977	$	18.07	15/08/2006
PIFIJI	SGM	-	36	-	646	$	17.95	17/08/2006
PCEF	SGM	-	104,074	-	1,983,650	$	19.06	08/08/2006
PCEF	SGM	-	5,930	-	113,620	$	19.16	08/08/2006

PCEF	SGM	-	13,107	-	248,430	$	18.95	09/08/2006
PCEF	SGM	-	13,150	-	237,559	$	18.07	15/08/2006
PCEF	SGM	-	13,842	-	249,156	$	18.00	15/08/2006
PCEF	SGM	-	38,761	-	700,555	$	18.07	15/08/2006
PCEF	SGM	-	25,769	-	463,842	$	18.00	16/08/2006
PCEF	SGM	-	8,371	-	150,716	$	18.00	16/08/2006
PIACT	SGM	-	6,748	-	129,293	$	19.16	08/08/2006
PIACT	SGM	-	2,180	-	41,320	$	18.95	09/08/2006
PIACT	SGM	-	2,132	-	38,376	$	18.00	15/08/2006
PIACT	SGM	-	2,025	-	36,582	$	18.07	15/08/2006
PIACT	SGM	-	5,969	-	107,882	$	18.07	15/08/2006
PIACT	SGM	-	4,862	-	87,516	$	18.00	16/08/2006
PIACT	SGM	-	1,579	-	28,429	$	18.00	16/08/2006
PIHEST	SGM	-	16,719	-	320,339	$	19.16	08/08/2006
PIHEST	SGM	-	5,413	-	102,598	$	18.95	09/08/2006
PIHEST	SGM	-	5,744	-	103,392	$	18.00	15/08/2006
PIHEST	SGM	-	5,457	-	98,582	$	18.07	15/08/2006
PIHEST	SGM	-	16,083	-	290,679	$	18.07	15/08/2006
PIHEST	SGM	-	3,398	-	61,179	$	18.00	16/08/2006
PIHEST	SGM	-	10,459	-	188,262	$	18.00	16/08/2006
PIWGAF	SGM	-	31,100	-	597,167	$	19.20	04/08/2006
PIWGAF	SGM	-	27,904	-	528,892	$	18.95	09/08/2006
PIWGAF	SGM	-	8,868	-	159,624	$	18.00	15/08/2006
PIWGAF	SGM	-	8,424	-	152,182	$	18.07	15/08/2006
PIWGAF	SGM	-	24,830	-	448,770	$	18.07	15/08/2006
PIWGAF	SGM	-	29,356	-	528,408	$	18.00	16/08/2006
PIWGAF	SGM	-	9,535	-	171,673	$	18.00	16/08/2006
PIWGAF	SGM	-	1,091	-	19,584	$	17.95	17/08/2006
PIWSPF	SGM	-	1,858	-	35,676	$	19.20	04/08/2006
PIWSPF	SGM	-	441	-	8,450	$	19.16	08/08/2006
PIWSPF	SGM	-	2,574	-	48,788	$	18.95	09/08/2006
PIWSPF	SGM	-	2,992	-	54,077	$	18.07	15/08/2006
PIWSPF	SGM	-	1,069	-	19,242	$	18.00	15/08/2006
PIWSPF	SGM	-	1,015	-	18,336	$	18.07	15/08/2006
PIWSPF	SGM	-	3,555	-	63,990	$	18.00	16/08/2006
PIWSPF	SGM	-	1,155	-	20,795	$	18.00	16/08/2006
PIWSPF	SGM	-	130	-	2,334	$	17.95	17/08/2006
PMCBUS	SGM	-	23,103	-	442,658	$	19.16	08/08/2006
PMCBUS	SGM	-	5,776	-	109,478	$	18.95	09/08/2006
PMCBUS	SGM	-	8,410	-	151,380	$	18.00	15/08/2006
PMCBUS	SGM	-	7,990	-	144,342	$	18.07	15/08/2006
PMCBUS	SGM	-	23,548	-	425,599	$	18.07	15/08/2006
PMCBUS	SGM	-	14,577	-	262,386	$	18.00	16/08/2006
PMCBUS	SGM	-	4,735	-	85,251	$	18.00	16/08/2006
PMCGSF	SGM	-	6,639	-	127,479	$	19.20	04/08/2006
PMCGSF	SGM	-	12,398	-	234,992	$	18.95	09/08/2006
PMCGSF	SGM	-	4,206	-	75,708	$	18.00	15/08/2006
PMCGSF	SGM	-	3,996	-	72,189	$	18.07	15/08/2006
PMCGSF	SGM	-	11,776	-	212,836	$	18.07	15/08/2006
PMCGSF	SGM	-	12,633	-	227,394	$	18.00	16/08/2006
PMCGSF	SGM	-	4,103	-	73,872	$	18.00	16/08/2006
PMCGSF	SGM	-	227	-	4,075	$	17.95	17/08/2006
PMHOST	SGM	-	2,788	-	53,419	$	19.16	08/08/2006
PMHOST	SGM	-	2,313	-	43,841	$	18.95	09/08/2006
PMHOST	SGM	-	3,399	-	61,182	$	18.00	15/08/2006
PMHOST	SGM	-	3,229	-	58,333	$	18.07	15/08/2006

PMHOST	SGM	-	9,515	-	171,971	$	18.07	15/08/2006
PMHOST	SGM	-	5,911	-	106,398	$	18.00	16/08/2006
PMHOST	SGM	-	1,920	-	34,569	$	18.00	16/08/2006
ICSC	SGM	-	28,034	-	538,295	$	19.20	04/08/2006
ICSC	SGM	-	11,304	-	216,519	$	19.15	08/08/2006
ICSC	SGM	-	28,147	-	533,498	$	18.95	09/08/2006
ICSC	SGM	-	16,829	-	315,153	$	18.73	10/08/2006
ICSC	SGM	-	2,238	-	40,430	$	18.07	15/08/2006
ICSC	SGM	-	2,356	-	42,408	$	18.00	15/08/2006
ICSC	SGM	-	6,595	-	119,196	$	18.07	15/08/2006
ICSC	SGM	-	2,744	-	49,404	$	18.00	16/08/2006
ICSC	SGM	-	8,446	-	152,028	$	18.00	16/08/2006
PMSCA	SGM	-	1,800	-	34,563	$	19.20	04/08/2006
PMSCA	SGM	-	124	-	2,350	$	18.95	09/08/2006
PMSCA	SGM	-	2,905	-	54,401	$	18.73	10/08/2006
PMSTA	SGM	-	28,235	-	540,988	$	19.16	08/08/2006
PMSTA	SGM	-	5,803	-	109,990	$	18.95	09/08/2006
PMSTA	SGM	-	8,267	-	148,806	$	18.00	15/08/2006
PMSTA	SGM	-	7,854	-	141,885	$	18.07	15/08/2006
PMSTA	SGM	-	23,148	-	418,370	$	18.07	15/08/2006
PMSTA	SGM	-	13,359	-	240,462	$	18.00	16/08/2006
PMSTA	SGM	-	4,340	-	78,140	$	18.00	16/08/2006
PMWSCM	SGM	-	21,966	-	421,780	$	19.20	04/08/2006
PMWSCM	SGM	-	8,696	-	166,565	$	19.15	08/08/2006
PMWSCM	SGM	-	21,853	-	414,202	$	18.95	09/08/2006
PMWSCM	SGM	-	13,171	-	246,651	$	18.73	10/08/2006
PMWSCM	SGM	-	1,855	-	33,390	$	18.00	15/08/2006
PMWSCM	SGM	-	1,762	-	31,831	$	18.07	15/08/2006
PMWSCM	SGM	-	5,194	-	93,875	$	18.07	15/08/2006
PMWSCM	SGM	-	6,650	-	119,700	$	18.00	16/08/2006
PMWSCM	SGM	-	2,160	-	38,890	$	18.00	16/08/2006
PMWSRF	SGM	-	25,000	-	465,000	$	18.60	11/08/2006
PMWSRF	SGM	-	1,569	-	28,344	$	18.07	15/08/2006
PMWSRF	SGM	-	4,624	-	83,573	$	18.07	15/08/2006
PMWSRF	SGM	-	1,651	-	29,718	$	18.00	15/08/2006
SMF	SGM	-	1,710	-	32,835	$	19.20	04/08/2006
SMF	SGM	-	5,458	-	104,576	$	19.16	08/08/2006
SMF	SGM	-	3,206	-	61,322	$	19.13	08/08/2006
SMF	SGM	-	3,218	-	60,994	$	18.95	09/08/2006
SMF	SGM	-	1,881	-	33,981	$	18.07	15/08/2006
SMF	SGM	-	5,544	-	100,201	$	18.07	15/08/2006
SMF	SGM	-	1,980	-	35,640	$	18.00	15/08/2006
SMF	SGM	-	1,817	-	32,714	$	18.00	16/08/2006
SMF	SGM	-	5,595	-	100,710	$	18.00	16/08/2006
SMF	SGM	-	98	-	1,759	$	17.95	17/08/2006
TEL	SGM	-	15,732	-	302,078	$	19.20	04/08/2006
TEL	SGM	-	28,765	-	545,212	$	18.95	09/08/2006
TEL	SGM	-	26,709	-	482,730	$	18.07	15/08/2006
TEL	SGM	-	9,539	-	171,702	$	18.00	15/08/2006
TEL	SGM	-	9,062	-	163,708	$	18.07	15/08/2006
TEL	SGM	-	29,382	-	528,876	$	18.00	16/08/2006
TEL	SGM	-	9,544	-	171,835	$	18.00	16/08/2006
TEL	SGM	-	521	-	9,352	$	17.95	17/08/2006
SSCEF	SGM	-	877	-	16,804	$	19.16	08/08/2006
SSCEF	SGM	-	778	-	14,746	$	18.95	09/08/2006
SSCEF	SGM	-	1,121	-	20,178	$	18.00	15/08/2006

SSCEF	SGM	-	1,065	-	19,240	$	18.07	15/08/2006
SSCEF	SGM	-	3,140	-	56,751	$	18.07	15/08/2006
SSCEF	SGM	-	1	-	18	$	18.07	15/08/2006
SSCEF	SGM	-	1,956	-	35,208	$	18.00	16/08/2006
SSCEF	SGM	-	635	-	11,433	$	18.00	16/08/2006
PICATS	SGM	-	6,814	-	130,558	$	19.16	08/08/2006
PICATS	SGM	-	2,394	-	45,376	$	18.95	09/08/2006
PICATS	SGM	-	2,327	-	41,886	$	18.00	15/08/2006
PICATS	SGM	-	2,210	-	39,924	$	18.07	15/08/2006
PICATS	SGM	-	6,514	-	117,732	$	18.07	15/08/2006
PICATS	SGM	-	4,259	-	76,662	$	18.00	16/08/2006
PICATS	SGM	-	1,383	-	24,900	$	18.00	16/08/2006
PIEATF	SGM	-	38	-	730	$	19.20	04/08/2006
PIEATF	SGM	-	69	-	1,308	$	18.95	09/08/2006
PIEATF	SGM	-	11	-	198	$	18.00	15/08/2006
PIEATF	SGM	-	10	-	181	$	18.07	15/08/2006
PIEATF	SGM	-	29	-	524	$	18.07	15/08/2006
PIEATF	SGM	-	24	-	432	$	18.00	16/08/2006
PIEATF	SGM	-	74	-	1,332	$	18.00	16/08/2006
PIEATF	SGM	-	4	-	72	$	17.95	17/08/2006

Exemption No 82-3838

SIMS GROUP

FULL YEAR RESULTS

1 September, 2006
ASX Code: SGM

Jeremy Sutcliffe, CEO
Ross Cunningham, CFO

Disclaimer

SIMS GROUP

This presentation for Sims Group Limited is designed to provide a high level overview of aspects of the operations of Sims Group Limited. The material set out in the presentation is current as at 30 June, 2006.

The presentation may contain forward looking statements about assumptions, estimates and outcomes, which are based on internal business data and external sources. Given the nature of the industry, business risks, and other factors, the assumptions, estimates and outcomes are uncertain. They may be affected by internal and external factors which may have a material effect on future business performance and results. No assurance or guarantee is, or should be taken to be, given in relation to the future business performance or results of Sims Group Limited or the likelihood that the assumptions, estimates or outcomes will be achieved.

While management has taken every effort to ensure the accuracy of the material in the presentation, the presentation is provided for information only. Sims Group Limited, its officers and management exclude and disclaim any liability in respect of anything done in reliance on the presentation.

You should make your own enquiries and take your own advice (including financial and legal advice) before making an investment in the company's shares or in making a decision to hold or sell your shares.

Today's Agenda

SIMS GROUP

- Group Highlights — **Group Highlights**
- Financials — **Financials**
- Market — **Market Review**
- Outlook — **Outlook**

Group Highlights

Group Highlights

SIMS GROUP

Sales Revenue



A$ millions
4,200
3,700
3,200
2,700
2,200
1,700
1,200
Sales 05
Sales 06

EBIT



A$ millions
320
280
240
200
160
120
80
EBIT 05
EBIT 06

SALES REVENUE $3.75b

+46%

EBITDA $343m
+ 7%

EBIT $302m

+ 4%

NPAT $197m

Nil%

EBITDA



A$ millions
380
330
280
230
180
130
80
EBITDA 05
EBITDA 06

NPAT



A$ millions
210
190
170
150
130
110
90
70
50
NPAT05
NPAT06

F[redacted]er HNC entities

F[redacted]er Sims Group

Group Highlights

Revenue & Volumes

SIMS GROUP


Total Sales Revenue ('000)
2006
A$2,631m
A$1,121m
2005
A$2,565m
+ $1,187m
+ 46%
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
$3,500
$4,000
Former HNC entities
Former Sims Group


Total Sales Volumes ('000)
2006
4,788.000t
2,918,000t
2005
5,112,000t
7,706,000t
+ 51%
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000

Group Highlights

Intake Volumes ('000)

SIMS GROUP


4,982
7,574
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0

	Total Tonnes 05	Total Tonnes 06
Other	41	54
Non Ferrous trading/brokerage	284	345
Ferrous Brokerage	642	1,471
Other Processed Ferrous	1,605	2,070
Shredded Ferrous	2,410	3,634

Total Intake Tonnes

7,574 + 52%

Shredded Ferrous

3,634 + 51%

Other Processed Ferrous

2,070 + 29%

Ferrous Brokerage

1,471 + 129%

Non Ferrous trading/brokerage

345 + 21%

Group Highlights

Sales Volumes ('000)

SIMS GROUP



5,112
7,706
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0

	2005	2006
Other	153	160
Non Ferrous trading/brokerage	288	344
Ferrous Brokerage	641	1,440
Other Processed Ferrous	1,756	2,202
Shredded Ferrous	2,274	3,560

Total Sales Tonnes

7,706 + 51%

Shredded Ferrous

3,560 + 57%

Other Processed Ferrous

2,202 + 25%

Ferrous Brokerage

1,440 + 125%

Non Ferrous trading/brokerage

344 + 19%

Group Highlights

Shredded Volumes

SIMS GROUP

Total Shredded (Production) tonnes



2006
2,551,000t
1,082,000t
2005
2,410,000t
3,633,000t
+ 51%
0
1000
2000
3000
4000
Former HNC entities
Former Sims Group

Total NFSR (Sales) tonnes



2006
103,114t
26,969t
2005
105,120t
130,083t
+ 24%
0
20000
40000
60000
80000
100000
120000
140000

Group Highlights

Regional Summary

SIMS GROUP

2006

Regional Sales Contribution



NZ
2%
Australia
31%
Former
HNC
Former
USA
USA/
CANADA
46%
UK/Europe
21%

Regional EBIT Contribution



NZ
4%
Australia
37%
Former
HNC
Former
USA
USA/
CANADA
41%
UK/Europe
18%

Group Highlights

EBIT Growth by Region

SIMS GROUP



-$10
+$0
-$6
+$29
-$1
A$(millions)
320
300
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
290
302
2005
AIFRS adjustment
Australia
UK/Europe
USA/Canada
NZ
2006

Australia
+ $0m No change

UK/Europe
- $6m - 10%

North America
+ $29m + 31%

NZ
- $1m - 11%

Group Highlights

EBIT by Product

SIMS GROUP


M/JV/SS
6%
RS
10%
Non
Ferrous
23%
Ferrous
61%

	2006 Actual (million)	2005 Actual (million)	Change %
Ferrous incl NFSR and brokerage	**$214**	**$ 254**	**-16**
Non Ferrous including brokerage	**$79**	**$30**	**+ 163**
Recycling Solutions	**$34**	**$18**	**+ 89**
Manufacturing, Sims|Steel & JV's	**$21**	**$ 12**	**+ 75**
Group and Regional Corporate Costs	**-$46**	**-$34**	**+ 35**
AIFRS adjustments	**-**	**+ $10**	**-**
Total	**$302**	**$ 290**	**+ 4**

Group Highlights

EBIT Growth by Product

SIMS GROUP


350
300
250
200
150
100
50
0
AUD(millions)
290
-$39
+$48
+$16
+$9
-$12
-$10
302
2005
Ferrous
Non Ferrous
Recycling Solutions
Manufacturing/Sims|Steel/JV's
Group and Regional Corporate Costs
AIFRS adjustments to 2005 EBIT
2006

Ferrous (incl NFSR)
- $39m - 15%

Non Ferrous
+ $48m + 160%

Recycling Solutions
+ $16m + 90%

Manufacturing/Sims|Steel/JV's
+ $9m + 71%

Group and Regional Corporate Costs
-$12m + 36%

Group Highlights

Gross Revenue by Product

SIMS GROUP



Ferrous
68%
M/SS/JV
6%
RS
5%
Non Ferrous
21%

	2006 Actual (million)	2005 Actual (million)	Change %
Ferrous inc NFSR	**$2,548**	**$ 1,763**	**+ 45**
Non Ferrous	**$799**	**$ 461**	**+ 73**
Recycling Solutions	**$171**	**$ 102**	**+ 68**
Manufacturing, Sims|Steel & Joint Ventures	**$234**	**$ 239**	**-2**
Total	**$3,752**	**$ 2,565**	**+ 46**

Group Highlights

Sales by Destination

SIMS GROUP

2005



Europe
7%
NE Asia
8%
China
14%
Domestic
47%
SE Asia & Oceania
22%
USA & Canada
2%

2006



Europe
12%
NE Asia
12%
Domestic
33%
Middle East
2%
USA & Canada
4%
SE Asia & Oceania
16%
China
21%

Note: domestic is defined as sales in country of sourcing

Group Highlights

Group Safety

SIMS GROUP

Lost Time Injury Frequency Rate



12
10
8
6
4
2
0
2003
2004
2005
2006

	2003	2004	2005	2006
HNC				14
GROUP excl HNC	11	8	4	4
GROUP incl HNC	11	8	4	6

Financials

Profit & Loss Summary

SIMS GROUP

$A million	30 Jun 06	30 Jun 05	Change	% Change
Operating Revenue	3,754.5	2,565.6	1,188.9	46
EBITDA	343.4	322.4	21.0	7
EBIT	301.9	289.6	12.3	4
Net Interest Expense	-16.3	-5.4	-10.9	202
Tax Expense	-89.0	-87.2	-1.8	2
Profit After Tax	196.6	197.0	-0.4	Nil

Financials

Balance Sheet

SIMS GROUP

$A million	30 Jun 06	30 Jun 05	Change	% Change
Current Assets	711.6	411.2	300.4	73
Non-current Assets	1,226.2	487.2	739.0	152
Total Assets	**1,937.8**	**898.4**	**1,039.4**	**116**
Current Liabilities	386.2	229.6	156.6	68
Non-current Borrowings	301.5	98.9	202.6	205
Other Non-current Liabilities	53.3	52.4	0.9	2
Total Liabilities	**741.0**	**380.9**	**360.1**	**95**
Net Assets/Equity	**1,196.8**	**517.5**	**697.3**	**131**
Net Debt/(Net Debt +Equity)	19%	9%		

Financials

Cash Flow

SIMS GROUP

$A million	F06	F05	Change
Earnings Before Interest & Tax	**301.9**	**289.6**	**12.3**
Non Cash Items			
Depreciation & amortisation	41.5	32.8	8.7
Provisions	-10.6	1.5	-12.1
Write Down of Conex	0.0	2.0	-2.0
Net profit on disposal of assets	0.7	-2.8	3.5
Net capital expenditure	-74.5	-58.4	-16.1
Net working capital change	-14.0	-39.7	25.7
Income tax paid	-95.1	-83.7	-11.4
Net business (purchases) / sales	-28.5	-54.7	26.2
Net interest expense	-16.3	-5.4	-10.9
Other	0.5	-3.5	4.0
Cash inflows (outflows) from operations & investing activities	**105.6**	**77.7**	**27.9**

Market

Pricing



Korea HMS
US No1 Factory Bundles
US$ / metric ton
490
440
390
340
290
240
190
140
Jun
Jul
Aug
Sep
Oct
Nov
Dec-04
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec-05
Jan
Feb
Mar
Apr
May
Jun
Jul

Source : Data from Tex Report & AMM Price Archives

Market

Market Review

- H2 '06 started with strong ferrous prices on the back of robust finished steel demand.
- "Northern Hemisphere Spring lull" late - near the end of H2 '06.
- Recent rebound in ferrous prices – now in the mid US$280's.
- Escalating ocean freight rates.
- Non ferrous prices at or near record highs.

Outlook

- Q1 '07 assisted by prudent forward ferrous sales.
- Non ferrous prices to remain firm, but potentially volatile.
- Q1 '07 expected to be a very strong quarter, ahead of budget, albeit softer than Q4 '06.
- Growth via acquisition expected in both metal recycling and recycling solutions divisions during remainder of calendar 2006.

SIMS GROUP

ASX & MEDIA RELEASE **(ASX CODE: SGM)** **1 SEPTEMBER 2006**

SIMS GROUP REPORTS ANOTHER STRONG RESULT OF $197 MILLION ON THE BACK OF RECORD QUARTERLY EARNINGS

Full Year Results ($A000's)	F06	F05	Change
SALES REVENUE	$3,752,407	$2,565,047	+46%
EBITDA	$343,417	$322,397	+7%
EBIT	$301,912	$289,613	+4%
PROFIT AFTER TAX	$196,646	$197,031	Nil
EPS	174.2 cents	216.3 cents	-19%
NET CASH/(DEBT)	($285,659)	($52,938)	
CASH INFLOWS/(OUTFLOWS)FROM OPERATING & INVESTING ACTIVITIES	$105,596	$77,665	
*FINAL DIVIDEND Per Share (excluding special dividends) (51% franked 2006)	60.0 cents	70.0 cents	-14%

* *The results for F06 have been prepared on an AIFRS basis and the F05 comparatives have also been restated to reflect AIFRS. The differences between the results as they have been reported under AIFRS and as they would have been if they had they been reported under Australian GAAP are mainly due to the non amortisation of goodwill and a change to the method of reporting the expense associated with Sims Group's defined benefit superannuation schemes. The amounts of the differences are comparable between the two periods.*

HIGHLIGHTS

- Another strong full year result, in line with last year's record earnings.
- Result over 6% above consensus market expectation.
- Record quarterly earnings of $79m.
- Record volumes and shredder production, following Hugo Neu merger.
  - Overall sales tonnes up 51%
  - Shredded production tonnes also up 51%
- Significant increase in non ferrous earnings offset contraction in ferrous margin.
- 89% growth in Recycling Solutions EBIT.

RESULT

Sims Group Limited Group Chief Executive, Jeremy Sutcliffe, announced today that the Company had recorded an audited profit after tax for the financial year ended 30 June 2006 of $196.6 million, in line with last year's record profit.

Sales revenue increased 46% to $3.8 billion, reflecting the contribution from Sims Hugo Neu since November 2005, strong sales volume and high metal prices, particularly non ferrous metal prices. The fourth quarter result was a record, with earnings of $79 million exceeding the Company's third quarter results by 59%.

Mr Sutcliffe said that "this result is another excellent achievement for the Company and its employees. We have again managed our operations effectively through a volatile year and successfully extracted exceptional commercial benefits for shareholders. The second half, which saw earnings exceed the first half by over $60 million, or 89%, was particularly strong, aided by a full 6 month contribution from Sims Hugo Neu and very strong non ferrous base metal prices. Finished steel prices also strengthened in the second half which bolstered ferrous scrap prices throughout the period".

Mr Sutcliffe added, "Sims Recycling Solutions continues to make progress recording an 89% increase in EBIT year on year. This reflected a full year's contribution from Sims Mirec, the division's European E-Recycling business and an 8 month contribution from the New York City kerbside recycling contract, one of the businesses acquired from Hugo Neu".

The Company has determined that a final dividend of 60 cents per share (51% franked) will be paid on 20 October 2006 to shareholders on the Company's register at the record date of 6 October 2006. This provides shareholders with an F06 total dividend of 105 cents (49% franked), the second highest in the Company's history. The Company's Dividend Reinvestment Plan ('DRP') will apply to the final dividend. All eligible shareholders who are registered as holding shares in the Company at the record date and who have provided the Company with the requisite Notice of Election form prior to that date will be eligible to participate. Shares will be issued at a 2.5% discount to the Company's weighted average market price over a period of 5 trading days commencing on the trading day after the record date. The dividend determined above is payable in cash or additional shares (pursuant to the DRP) at the election of eligible shareholders. Foreign shareholders will be relieved of any withholding tax on the unfranked portion of dividends paid, as a consequence of the application by the Company of Foreign Conduit Income Credits.

OPERATIONS

On a regional basis, the profit results at the EBIT line were as follows:

REGION	F06	F05	Change (%)
Australia	$113.4m	$113.2m	Nil
North America (including Sims Hugo Neu for 8 months in F06)	$123.9m	$94.6m	+31%
Europe	$53.7m	$59.9m	-10%
New Zealand	$11.0m	$12.4m	-11%
AIFRS adjustment (F05 comparatives)	Nil	$9.5m	Nil

On a product basis, the profit results at the EBIT line were as follows:

PRODUCT *(including Sims Hugo Neu for 8 months in F06)*	F06	F05	Change (%)
Ferrous including NFSR and brokerage	$214m	$254m	-16%
Non Ferrous including brokerage	$79m	$30m	+163%
Recycling Solutions	$34m	$18m	+89%
Manufacturing, SimSteel & Joint Ventures	$21m	$12m	+75%
Group and Regional Corporate Costs	-$46m	-$34m	+35%
AIFRS adjustments	-	+$10m	-
TOTAL	$302m	$290m	+4%

Total intakes volumes were positively impacted by the 8 month contribution from the Hugo Neu businesses, but otherwise were down 6% year on year. This was largely as a result of a reduction in international pig iron trading, with ferrous yard tonnage falling by only 2%. Volumes of non ferrous brokerage tonnes increased by 33%, and the intake of processed non ferrous tonnes increased by 7%.

Sales of mixed shredder non ferrous residue were up 24% to 130,000 tonnes, but again slightly down excluding the contribution from the Hugo Neu businesses. "This was due to the overhang of fiscal 2004 tonnes which were sold in fiscal 2005, rather than a reduction in non ferrous shredder yield in fiscal 2006", Mr Sutcliffe commented.

The Group's safety performance saw a slight increase in its lost time injury frequency rate as a result of a poor performance from the acquired businesses. During fiscal 2007 the Company will focus on improvements within these operations and also on improving the Group's safety performance as a whole.

SIMS HUGO NEU

The performance of the businesses acquired from Hugo Neu Corporation effective 1 November, 2005 was satisfactory and ahead of forecast for the second half. The ferrous businesses on both the West and East Coasts experienced trading and commercial environments similar to those experienced by Sims' existing US operations. Ferrous markets were highly competitive and on the East Coast, in particular, margin was influenced by the relative strength of the domestic market compared to international markets. The New York City Recycling Contract performed strongly and significant progress was made towards concluding the 20 year contract, already agreed in principle. During this period of negotiations, the Company has continued to upgrade its technical capability to better segregate, and prepare for shipment, the kerbside (curbside) recyclables received. In May, the new mega shredder at Claremont New Jersey was commissioned and is performing well. This enabled the Company to decommission its Queens shredder and process arisings from both operations through a single shredder, delivering further operational benefits. The new mega shredder, currently under construction in Los Angeles, is due to be commissioned next month.

GROWTH

The Company continues to evaluate possible acquisitions in both the metal recycling and Recycling Solutions divisions. "We remain confident of closing a number of acquisitions of varying size before the end of the calendar year", said Mr Sutcliffe.

CURRENT MARKET CONDITIONS AND OUTLOOK

During the early months of the second half, ferrous prices rose more quickly and sooner than expected, largely on the back of a robust rebound in global finished steel demand and prices. Accordingly, the "Northern Hemisphere Spring lull" in demand, and consequential softening prices for ferrous scrap experienced in recent years, did not occur. This, coupled with the extraordinary increase in non ferrous base metal prices, assisted the Company in delivering earnings for the second half of $128.7 million.

Towards the end of the fiscal year, ferrous prices did soften and buying activity in most markets slowed in tandem with uncertainty over future finished steel prices. During this period, ferrous prices fell as low as US$265 C&F Korea but, in recent weeks, the ferrous market has once again begun to turn upwards with recent sales made in the mid US$280's and positive signs of a resurgence in demand in most international markets. Ocean freight rates have, however, escalated.

Assisted by continuing high non ferrous prices and prudent forward ferrous sales, the Company is expecting to deliver another very strong quarter in Q1 fiscal 2007 which, although not as strong as the last quarter of fiscal 2006, is expected to exceed the Company's budget for the period.

Sims Group's core business is metal recycling, with an emerging business in recycling solutions. Headquartered in Australia, Sims earns around 70 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 3,300 employees, annual turnover of A$3.8 billion and is listed on the Australian Stock Exchange (ASX CODE: SGM)

***For further information contact*:**

Jeremy Sutcliffe
Group Chief Executive
Sims Group Limited
41 McLaren Street
NORTH SYDNEY NSW 2060

ABN 69 114 838 630

Phone: (02) 9956 9180